UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                           Titanium Metals Corporation

                            SEC FILE NUMBER: 0-28538
                             CUSIP NUMBER: 888339108




     [ X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D
                          [ ] Form N-SAR [ ] Form N-CSR


                       For Period Ended: December 31, 2005


      [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

                         PART I - REGISTRANT INFORMATION


Full Name of Registrant: Titanium Metals Corporation

Former Name if Applicable: Not Applicable

Address of Principal Executive Office: 5430 LBJ Freeway, Suite 1700
                                       Dallas, Texas  75240


                        PART II - RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution Report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                              PART III - NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period:

The Registrant has been unable to complete the preparation and review of its Annual Report on Form 10-K for the year ended December 31, 2005 ("Annual Report") within the required time period, without unreasonable effort or expense, due to unanticipated delays in assembling all information and completing all reviews required with respect to such Annual Report, primarily because the Registrant is still in the process of completing its financial statements and assessment of its internal control over financial reporting as of December 31, 2005.

Based on the assessment of the Registrant's internal control over financial reporting performed to date, the Registrant believes it is possible that it would conclude that one or more material weaknesses may exist in its internal control over financial reporting as of December 31, 2005, which would preclude the Registrant from concluding that its internal control over financial reporting was effective as of such date. In the event the Company ultimately reaches such conclusion, the Company would also expect its independent registered public accounting firm to issue an opinion that also concludes the Company's internal control over financial reporting was not effective as of December 31, 2005. The ultimate conclusions in this regard are subject to completion of the Company's assessment that is currently in process. The Registrant currently expects to be able to complete such assessment within the time provided by this Form 12b-25, at which time the Registrant would file its complete Annual Report, including management's report on internal control over financial reporting.

                           PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

          Bruce P. Inglis, Vice President - Finance and Corporate Controller. 303-296-5600.


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [X] Yes     [] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [X] Yes      [] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See the press release issued by the  Registrant  today and filed as Exhibit
99.1 to the Registrant's Current Report on Form 8-K dated March 16, 2006.

Titanium Metals Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





Date: March 16, 2006                       TITANIUM METALS CORPORATION


                                    By:   /s/ Bruce P. Inglis
                                          Bruce P. Inglis
                                          Vice President - Finance and
                                          Corporate Controller